

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via E-Mail</u>
Robert Ladd, Chief Executive Officer
MGT Capital Investments, Inc.
500 Mamaroneck Avenue – Suite 204
Harrison, NY 10528

> **Re: MGT Capital Investments, Inc.**
> **Information Statement on Schedule 14C**
> **Filed February 6, 2012**
> **Proxy Statement on Schedule 14A**
> **Filed February 9, 2012**
> **File No. 001-32698**

Dear Mr. Ladd:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: <u>Via E-Mail</u>
       John Riley, Esq.
       Gersten Savage LLP